                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of [November], 2002


                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F [X]              No       Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.



     The registrant files with the Korea Securities Exchange the notice dated November 22, 2002. Attached is English language version of the notice.

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The following table sets forth the details of investment in Mobens Co., Ltd.

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
1. Subject           Company Name                          Mobens Co., Ltd.
   Company
                     -------------------------------------------------------------------------------
                     CEO                                   Jong-Jae Kim

                     -------------------------------------------------------------------------------
                     Relation to the                       Unrelated
                     Company
                     -------------------------------------------------------------------------------
                     Capital                               2,545,000,000 won

                     -------------------------------------------------------------------------------
                     Issued shares                         5,090,000 shares

                     -------------------------------------------------------------------------------
                     Core Business                         Instrumental Equipment &
                                                           related components
                     -------------------------------------------------------------------------------
                     Address                               104-3 Moonji Dong, Useong Gu, Daejeon
                                                           City, Republic of Korea
----------------------------------------------------------------------------------------------------
2. Investment        Subject item                              Mobens Co., Ltd.'s new common shares
   Summary
                     -------------------------------------------------------------------------------
                     Total Amount                                                 1,000,000,000 won

                     -------------------------------------------------------------------------------
                     Estimate                                   1,000,000 common shares x 1,000 won

                     -------------------------------------------------------------------------------
                     Appraisal Institute                                                        N/A

                     -------------------------------------------------------------------------------
                     Total Shares to be Invested                            1,000,000 common shares

                     -------------------------------------------------------------------------------
                     Total shares owned after the investment                1,000,000 common shares

                     -------------------------------------------------------------------------------
                     Ratio of shareholding                                                   16.42%

                     -------------------------------------------------------------------------------
                     Target date of                                               November 22, 2002
                     Investment
----------------------------------------------------------------------------------------------------
3. Purpose of Investment                                                                 Investment

----------------------------------------------------------------------------------------------------
4. Accumulated Investment Amount                                                 17,300,000,000 won

----------------------------------------------------------------------------------------------------
   -- Total Capital                                                               12,463,750,000 won
      (As of December 31, 2001)
----------------------------------------------------------------------------------------------------
   -- Ratio to Capital                                                                      138.80%

----------------------------------------------------------------------------------------------------
5. Date of Decision                                                               November 21, 2002
   (by Board of Directors)
----------------------------------------------------------------------------------------------------
   -- Attendance of Independent                                                              Yes: 1
      Directors                                                                               No: 1
----------------------------------------------------------------------------------------------------
   -- Attendance of Auditor                                                                      No

----------------------------------------------------------------------------------------------------
6. Infringement of Fare Trade Rules                                                              No

----------------------------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
7.  Total Assets                                            323,660,206,433 won
    (As of December 31, 2001)
--------------------------------------------------------------------------------
8.  Others
--------------------------------------------------------------------------------

                                   SIGNATURES

                 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 22, 2002


By /s/ MiRi Chung
   ---------------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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